FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68273

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FOCUS Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7371 Atlas Walk Way #259

(No. and Street)

Gainesville, VA 20155

                (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rick Thompson   703-786-9661   rick.thompson@focusbankers.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP

(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Suite 700 Atlanta	GA	30339
(Address) (City)	(State)	(Zip Code)

1/19/2010	4051
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard Thompson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOCUS Securities LLC _____, as of December 31 _____, 2024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
JEFFREY SCOTT DEAN
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JUNE 30, 2026
COMMISSION # 8028523
```

Signature: _Richard 7 Jh—J._

Title: FINOP, Executive Representative

Jeffry S. Den
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FOCUS SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities LLC (a limited liability company) as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital under Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities LLC's financial statements. The supplemental information is the responsibility of Focus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, the Computation



for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2024 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 14, 2025

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>ASSETS</u>

Cash	$	1,963,532
Due from parent		204,680
Prepaid expenses and other assets		19,862
Deposits		1,696
Total assets	$	2,189,770

<u>LIABILITIES AND MEMBER'S EQUITY</u>

<u>Liabilities</u>

Accounts payable and accrued liabilities	$	9,401
Total liabilities		9,401
<u>Member's equity</u>		2,180,369
Total liabilities and member's equity	$	2,189,770

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

<u>Revenue</u>		
Investment banking success fees	$	13,187,257
Total revenue		13,187,257
<u>Expenses</u>		
Compensation and benefits		9,756,160
Commissions and referral fees paid to other broker dealers		337,500
Management fees		1,849,373
Regulatory fees and expenses		105,651
Other		399,237
Total expenses		12,447,921
Net income	$	739,336

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Retained Earnings	Total
Balance, December 31, 2023	$ 1,441,033	$ 1,441,033
Net income	739,336	739,336
Balance, December 31, 2024	$ 2,180,369	$ 2,180,369

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net income	$	739,336
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from parent		(202,995)
Prepaid expenses and other assets		24,844
Deposits		(29)
Accounts payable and accrued liabilities		(539)
Total adjustments		(178,719)
Net cash provided by operating activities		560,617
Net increase in cash		560,617
Cash, beginning of year		1,402,915
Cash, end of year	$	1,963,532

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS Holdings USA, Inc. (previously known as FOCUS, LLC) (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at three financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable and Allowance for Credit Losses:

Accounts receivable are due from clients for assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated and, if it is determined that a client will be unable to fully meet its financial obligation, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2024, the Company had no accounts receivable due from clients.

Note A
Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Investment banking commission revenues solely consist of merger and acquisition transaction success fees. Success fees from these engagements are recognized at the point in time when the related transaction has been effectively closed.

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

A portion of the fees the Company receives for investment banking are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for success fees is generally due promptly upon completion of a specified milestone, the closing of the transaction. The Company recognizes a receivable for fees where completion of the milestone has occurred, but payment by the customer has not been received.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, due from parent, deposits, accounts payable, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,954,131, which was $1,949,131 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note C
Related Party Transactions

The Company provides investment banking services exclusively to Focus Investment Banking (FIB), a company related by common ownership. Contracts with customers are initially between the FIB and the related customer. All contracts specifically state that prior to the closing of any securities related transactions, these contracts are assigned from FIB to the Company.

On October 5, 2022, the Company entered into a Memorandum of Understanding with FOCUS Capital Partners to form a joint venture to pursue opportunities outside the United States. During the year ended December 31, 2024, the Company received $594,000 in revenue and is included in the investment banking success fees in the statement of income.

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2024, management fees incurred were $1,849,373, none of which was outstanding at year end. As of December 31, 2024, the Company had overpaid management fees by $284,026 under the agreement, which is include in due from parent on the statement of financial condition.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2024, allocated expenses incurred under this agreement were $149,436, and are included in other expenses and compensation and benefits in the accompanying statement of income.

Note C
Related Party Transactions (Continued)

At December 31, 2024, the Sole Member owed $2,936 to the Company under the agreement and is included in due from parent in the accompanying statement of financial position.

The Company owed $82,282 to the Sole Member for its share of legal fees related to litigation (Note E) and is included in the other expenses in the statement of income and due from parent in the accompanying statement of financial condition.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from five transactions totaling $8,456,500, which comprised approximately 65% of investment banking success fees for the year ended December 31, 2024. There were no receivables due from these transactions at December 31, 2024.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. On June 4, 2024, the Company was named in a civil lawsuit filed by a former investment banking customer alleging a breach in the Company's fiduciary duties and duty of care in connection with transaction advisory services. The Company intends to vigorously defend the lawsuit which is ongoing as of the report date. Management has determined that it is reasonably possible that the Company may incur a loss with respect to the matter, however, due to the early stage of the proceedings and the inherent uncertainty involved, the Company is unable to estimate a loss at this time.

Note F
Subsequent Events

The Company evaluated subsequent events through February 14, 2025, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2024

NET CAPITAL:

Total member's equity	$	2,180,369
Nonallowable assets		
Due from parent		204,680
Prepaid expenses		19,862
Deposits		1,696
Total nonallowable assets		226,238
NET CAPITAL	$	1,954,131

COMPUTATION OF NET CAPITAL REQUIREMENT:

Aggregate indebtedness		
Accrued payable and accrued liabilities	$	9,401
Total aggregate indebtedness	$	9,401

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	1,949,131
Ratio of aggregate indebtedness to net capital		0.00

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

See report of independent registered public accounting firm and notes to the financial statements

FOCUS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2024

The Company is filing an Exemption Report for fiscal year ended December 31, 2024 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2024

The Company is filing an Exemption Report for fiscal year ended December 31, 2024 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

See report of independent registered public accounting firm and notes to the financial statements



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report under SEC Rule 17a-5, in which (1) Focus Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Bennett Thrasher LLP

Atlanta, Georgia
February 14, 2025



7371 Atlas Walk Way
#259
Gainesville, VA 20155

(202) 785-9404
(202) 785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Robert G. Beard

_____

Robert G. Beard

President

February 14, 2025

/s/ Richard F. Thompson Jr.

_____

Richard F. Thompson Jr.

Chief Financial Officer

February 14, 2025